UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Inland Real Estate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457461 20 0

(CUSIP Number)

Roberta S. Matlin

Director and Senior Vice President

Inland Real Estate Investment Corporation

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE:      Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 457461 20 0

1)	Names of Reporting Person: Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 325

	(8)	Shared Voting Power: 9,728,786

	(9)	Sole Dispositive Power: 325

	(10)	Shared Dispositive Power: 9,728,786

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,729,111(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 14.61%(2)

14)	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of February 5, 2009.

(2) The percentage is calculated based on a total of 66,584,709 of the Issuer’s shares of common stock, outstanding as of February 5, 2009.

CUSIP No. 457461 20 0

1)	Names of Reporting Person: The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 9,083,165

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 9,083,165

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,083,165(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 13.64%(2)

14)	Type of Reporting Person (See Instructions) CO, HC

(1) The number of shares reported as beneficially owned is as of February 5, 2009.

(2) The percentage is calculated based on a total of 66,584,709 of the Issuer’s shares of common stock, outstanding as of February 5, 2009.

CUSIP No. 457461 20 0

1)	Names of Reporting Person: Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 8,912,721

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 8,912,721

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,912,721(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 13.39%(2)

14)	Type of Reporting Person (See Instructions) CO, HC

(1) The number of shares reported as beneficially owned is as of February 5, 2009.

(2) The percentage is calculated based on a total of 66,584,709 of the Issuer’s shares of common stock, outstanding as of February 5, 2009.

CUSIP No. 457461 20 0

1)	Names of Reporting Person: Inland Investment Stock Holding Company

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Place of Organization: Nevada Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 6,904,460

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 6,904,460

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,904,460(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 10.37%(2)

14)	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of February 5, 2009.

(2) The percentage is calculated based on a total of 66,584,709 of the Issuer’s shares of common stock, outstanding as of February 5, 2009.

CUSIP No. 457461 20 0

Item 1.                                   Security and Issuer

Common Stock, $.01 par value per share (the “Shares”).

Inland Real Estate Corporation (the “Company”)

2901 Butterfield Road

Oak Brook, IL 60523

Item 2.                                   Identity and Background

(a)                                  Daniel L. Goodwin

(b)                                 Business Address: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Occupation: Chairman and President, The Inland Group, Inc.

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(d)                                 Mr. Goodwin has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Mr. Goodwin is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party.

(f)                                    Citizenship: United States

(a)                                  The Inland Group, Inc. (“TIGI”)

(b)                                 State of Incorporation: Delaware

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business: TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 TIGI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been convicted in a

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criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  TIGI is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI, which information is incorporated by reference into this Item 2.

(a)                                  Inland Real Estate Investment Corporation (“IREIC”)

(b)                                 State of Incorporation: Delaware

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business: IREIC is a wholly owned subsidiary of TIGI and is the sponsor of the Company.  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 IREIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  IREIC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been a party to a civil proceeding of a judicial or

CUSIP No. 457461 20 0

administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix B filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2.

(a)                                  Inland Investment Stock Holding Company (“IISHC”)

(b)                                 State of Incorporation: Nevada

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business: IISHC is a holding company and wholly owned subsidiary of IREIC.

(d)                                 IISHC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IISHC, none of the executive officers and directors of IISHC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  IISHC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of IISHC, none of the executive officers and directors of IREIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subject him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix C filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IISHC, which information is incorporated by reference into this Item 2.

CUSIP No. 457461 20 0

Mr. Goodwin, TIGI, IREIC and IISHC collectively are referred to herein as the “Reporting Persons.”

Item 3.                                   Source and Amount of Funds or Other Consideration

Pursuant to an Investment Advisory Agreement for Discretionary Accounts that Inland Investment Advisor (“Adviser”) has entered into with Mr. Goodwin, substantially in the form attached as Exhibit 7.1 to this Schedule 13D, Adviser has purchased a total of 354,200 Shares for an aggregate price of $4,676,436.64 from February 15, 2008 through February 5, 2009.  The personal funds of Mr. Goodwin and brokerage account margin loans were the source of consideration for these purchases.

IISHC has purchased a total of 79,514 Shares for an aggregate price of $1,044,370.60 from January 18, 2008 through February 20, 2008.  In addition, IISHC has acquired a total of 449,862 Shares through its participation in the Company’s distribution reinvestment plan from March 18, 2008 through February 5, 2009.  The working capital of IISHC, distributions and brokerage account margin loans were the source of consideration for these acquisitions.

TIGI has acquired a total of 9,091 Shares through its participation in the Company’s distribution reinvestment plan from February 15, 2008 to February 5, 2009.  Distributions were the sole source of consideration for these acquisitions.

CUSIP No. 457461 20 0

The Reporting Persons and the Adviser’s other clients may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.

The investment advisory agreements for discretionary accounts by and between Adviser and each of Mr. Goodwin, TIGI, IREIC and Adviser’s clients who are not Reporting Persons, respectively, are collectively referred to in this Schedule 13D as the “Advisory Agreements.”

Item 4.                                   Purpose of Transaction

Mr. Goodwin and each of the other Reporting Persons consider the Shares beneficially owned by them, respectively, to be held as an investment.  Depending on market conditions and other factors, any one or more of the Reporting Persons may acquire additional Shares of the Company through brokerage transactions on the New York Stock Exchange, the Company’s distribution reinvestment program, the Company’s current or any future compensation plans or through private transactions, if, in each case, appropriate opportunities to do so are available, on such terms and at such times as the purchaser considers desirable.  Any one or more of the Reporting Persons with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company, developments in the business and finances of the Reporting Person and general economic and stock market conditions.

Item 5.                                   Interest in Securities of the Issuer

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote,

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sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, Mr. Goodwin effected the following Share transactions:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
December 19, 2008	Buy	49,000	$15.00	$735,000

During the past 60 days, IISHC effected the following Share transactions:

Date	Type of Transaction	No. of Shares*	Price Per Share	Total Purchase Price
December 17, 2008	Buy	46,839	$11.67	$546,611.13
January 20, 2009	Buy	52,344	$10.69	$559,557.36

* These transactions reflect Shares acquired through the Company’s distribution reinvestment plan.

During the past 60 days, no Share transactions have been effected for the accounts of TIGI, IREIC or IISHC.

(d)                                 None.

(e)                                  Not applicable.

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Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Adviser purchased the Shares for the accounts of its clients, respectively, pursuant to the terms of the client’s corresponding Advisory Agreement.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Mr. Goodwin, TIGI, IREIC and Adviser’s other clients that own Shares (collectively, the “Adviser Clients” and each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  A form of advisory agreement into which Adviser has entered with each of the Adviser Clients is attached as Exhibit 7.1 to this Schedule 13D.

An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that Adviser manages within the respective investment guidelines provided to it by its clients, including Mr. Goodwin and the other Adviser Clients.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are the members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Because there is no written or other express agreement between or among Mr. Goodwin, TIGI, IREIC, IISHC or any of the other Adviser Clients to acquire, hold, vote or dispose of Shares, and because the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Reporting Persons, in accordance with instruction (2) to the cover page of Schedule 13D, do not affirm that they are part of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Section 13(d)”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant to the rules promulgated under Section 13(d), including Rule 13d-1(k).

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Mr. Goodwin participates in the Company’s 2005 Equity Award Plan, under which the Company’s officers, directors and other employees are eligible to receive incentive compensation awards payable in the form of restricted stock or options to purchase Shares.  The 2005 Equity Award Plan is included as Exhibit 7.2 to this Schedule 13D.

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Pursuant to a waiver entered into by the Company and Mr. Goodwin, the Company has agreed to increase the limitation in its charter on Beneficial Ownership (as that term is defined in the Company’s charter) to 10.7% with respect to Mr. Goodwin’s ownership of Shares and 15% with respect to the ownership of Shares by TIGI and its affiliates.  As inducement for this waiver, Mr. Goodwin has entered into a lock-up agreement, which provides that without the prior written consent of the Company, Mr. Goodwin will not, subject to certain exceptions, during the period of one year from the date of each purchase of any Shares acquired pursuant to the waiver: (1) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares or such other securities, in cash or otherwise.  The lock-up agreement and waiver between the Company and Mr. Goodwin are attached as Exhibit 7.3 to this Schedule 13D.

The Reporting Persons share some common officers and directors.  Mr. Goodwin is a director of each of the Company, IREIC and TIGI, as well as other TIGI affiliates.  Mr. Goodwin is also the chairman, president and controlling shareholder of TIGI.  TIGI is the parent corporation of IREIC.  IREIC was the sponsor of the Company and is the corporate parent of IISHC and Adviser.  The Company engages in various transactions with certain of these affiliates of TIGI from time to time, and certain of these affiliates of TIGI provide services to the Company.  To the extent required by applicable securities laws, rules and regulations, these transactions and service agreements are disclosed by the Company in its periodic and current reports filed with the Securities and Exchange Commission.

Item 7.                                   Material to Be Filed as Exhibits

Exhibit Number	Exhibit

7.1	Form of Investment Advisory Agreement For Discretionary Accounts

7.2

2005 Equity Award Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated April 18, 2007, as filed by the Registrant with the Securities and Exchange Commission on April 23, 2007 (file number 001-32185)

7.3

Lock-Up Agreement, dated May 9, 2007, by and between Inland Real Estate Corporation and Daniel Goodwin; Waiver, dated September 5, 2008, by and between Inland Real Estate Corporation and Daniel Goodwin

7.4	Joint Filing Agreement

CUSIP No. 457461 20 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: February 6, 2009	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: February 6, 2009	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: February 6, 2009	INLAND INVESTMENT STOCK HOLDING COMPANY

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President